Company JP Morgan Fleming Asset Mgmnt(UK)Ld
                  TIDM
                  Headline Rule 8 - (Oxford Glyco)
                  Released 15:05 14 Apr 2003
                  Number 0127K






FORM 8.1/8.3
Lodge with Company Announcements Office (which will publicise and copy to the Panel).

Use separate form for each class of securities in which dealings have been made.

Date of disclosure

14th April 2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKE-OVERS AND MERGERS

Date of dealing 11th April 2003

Dealing in Oxford Glycosciences Plc (name of company)

(1) Class of securities (eg ordinary shares) Oxford Glycosciences Ord 5p

(2) Amount bought

0

Amount Sold

1,457,048

Price per unit

182 p

(3) Resultant total of the same class owned or controlled

(and percentage of class) 397 ( 0.00 %)

(4) Party making disclosure J.P. Morgan Fleming Asset Management (UK)
Limited

(5) EITHER (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

J.P. Morgan Fleming Asset Management (UK) Limited

(6) Reason for disclosure (Note 2)

(a) associate of (i) offeror (Note 3) Celltech Group Plc YES

(ii) offeree company NO

Specify which category or categories of associate (1-8) 2

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory) Sara Moth

Telephone and extension number 020 7325 5808

END